TRILLER GROUP INC.

VIA EDGAR

August 20, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Robert Arzonetti and James Lopez

Re:	Triller Group Inc.
Request for Withdrawal of Registration Statement on Form S-1
Filed November 15, 2024
File No. 333-283263

Dear SEC Officers:

On November 15, 2024, Triller Group Inc. (the “Company”), initially filed a Form S-1 Registration Statement (File No. 333-283263) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. No securities have been sold by the selling securityholder in connection with the offering covered by the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at (310) 893-5090 if you have any questions regarding this request for withdrawal.

Very truly yours,

/s/ Shu Pei Huang, Desmond
Name:	Shu Pei Huang, Desmond
Title:	Acting Chief Financial Officer

cc:	Loeb & Loeb LLP